Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                                           Subject Company: TekInsight.com, Inc.
                                                   Commission File No.:  1-11568


                                                               [GRAPHIC OMITTED]
FOR IMMEDIATE RELEASE

FOR MORE INFORMATION, CONTACT:
Linda Wise
TekInsight
949-955-0078, ext. 115
lwise@tekinsight.com


                  SHAREHOLDERS APPROVE MERGER OF TEKINSIGHT AND
                          DYNCORP MANAGEMENT RESOURCES

IRVINE, CA -NOVEMBER 20, 2001 - TekInsight.com, Inc. (Nasdaq: TEKS, TEKSP, TEKSW) today announced that the company's shareholders have approved the merger with DynCorp Management Resources (DMR) during a special shareholders meeting. Shareholders also approved the change of the company's name to DynTek, Inc. The company believes that it will satisfy the remaining conditions precedent and close the merger with DMR within the next two weeks. The company's Nasdaq ticker symbol will also change to DYTK at the close of the merger.

ABOUT TEKINSIGHT
TekInsight helps governments transform by using innovative technology and management techniques to increase efficiency in government operations and improve access to government functions. The company's comprehensive Government Transformation Methodology includes consulting, systems integration, application development, legacy integration and support. TekInsight's ePluribus(TM) Technology is comprised of custom and modular e-government applications that enable governments to process tax and violation payments, licenses, parks & recreation management, deeds and more online and in real-time. TekInsight's ProductivIT(TM) suite of Internet-based applications is a completely customizable IT support enhancement tool designed to aid in the diagnosis and resolution of hardware and software application issues in any size environment. For additional information on TekInsight, please visit WWW.TEKINSIGHT.COM.

Forward Looking Statements
THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. INVESTORS ARE CAUTIONED THAT CERTAIN STATEMENTS IN THIS RELEASE ARE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS. SUCH UNCERTAINTIES AND RISKS INCLUDE, AMONG OTHERS, CERTAIN RISKS ASSOCIATED WITH THE OPERATION OF THE COMPANY DESCRIBED ABOVE, INCLUDING THE ABILITY TO DIVEST SUCCESSFULLY NON-CORE BUSINESSES, TO CLOSE THE MERGER WITH DYNCORP MANAGEMENT SERVICES AND SUCCESSFULLY TO INTEGRATE THE TWO COMPANIES POST-MERGER, GOVERNMENT REGULATION, AND GENERAL ECONOMIC AND BUSINESS CONDITIONS. ACTUAL EVENTS, CIRCUMSTANCES, EFFECTS AND RESULTS MAY BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. CONSEQUENTLY, THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN SHOULD NOT BE REGARDED AS REPRESENTATIONS BY TEKINSIGHT.COM, OR ANY OTHER PERSON THAT THE PROJECTED OUTCOMES CAN OR WILL BE ACHIEVED.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
TekInsight mailed a Proxy Statement to its shareholders with respect to the proposed merger on November 6, 2001. Shareholders are urged to read the Proxy Statement carefully. The Proxy Statement contains important information regarding TekInsight, DMR, the proposed merger, the persons soliciting proxies

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relating to the proposed merger, their interests in the proposed merger and other related matters. Shareholders may obtain free copies of the Proxy Statement and any other relevant documents through the website maintained by the U.S. Securities and Exchange Commission (the "SEC") at http://www.sec.gov, or through TekInsight's website at http://www.tekinsight.com. Free copies of the Proxy Statement and any other relevant documents may also be obtained from TekInsight by directing a request to TekInsight.com, Inc., 18881 Von Karman Avenue, Suite 250, Irvine, California 92612, attention: Linda Wise, telephone:
(949) 955-0078, ext. 115.

In addition to the Proxy Statement, TekInsight files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements or other information filed by TekInsight at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference rooms. TekInsight's filings with the SEC are also available to the public from commercial document-retrieval services and through the website maintained by the SEC at http://www.sec.gov.